Gibraltar Industries, Inc.

3356 Lake Shore Road

P.O. Box 2028

Buffalo, NY 14219

July 29, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long
Assistant Director
Division of Corporation Finance

Re:	Gibraltar Industries, Inc.
Air Vent Inc.
Alabama Metal Industries Corporation
AMICO Holding Company, Inc.
Appleton Supply Company, Inc.
Construction Metals, LLC
Diamond Perforated Metals, Inc.
D.S.B. Holding Corp.
Florence Corporation
Florence Corporation of Kansas
Gibraltar Steel Corporation of New York
GSC Flight Services Corp.
Noll/Norwesco, LLC
Pacific Award Metals, Inc.
Sea Safe, Inc.
Seismic Energy Products, Inc.
Solar Group, Inc.
Southeastern Metals Manufacturing Company, Inc.
The D.S. Brown Company

Registration Statement on Form S-4
Registration No. 333-189243

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant and Co-Registrants hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) to 4:00 p.m., Eastern time, on July 30, 2013 or as soon thereafter as practicable.

We acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the Registration Statement effective, (i) it does not foreclose the Commission from taking any action on the Registration Statement, and (ii) it does not relieve us from our full responsibility for the adequacy and accuracy of the Registration Statement’s disclosure.

We further acknowledge that we may not assert the Commission’s or staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

We confirm our awareness of our statutory responsibilities under the Act and the Securities Exchange Act of 1934, as amended.

Please notify Michael E. Storck, Esq. of Lippes Mathias Wexler Friedman LLP, counsel to the Registrant and Co-Registrants, at (716) 853-5100, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request or if you require additional information.

Very truly yours,

GIBRALTAR INDUSTRIES, INC.,
and each of the co-registrants listed above

By:	/s/ Kenneth W. Smith
Name: Kenneth W. Smith
Title: Senior Vice President and Chief Financial Officer